February 20, 2020

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: David Park

Re:	Investar Holding Corporation Registration Statement on Form S-3
(File No. 333-236315)

Acceleration Request
Requested Date: February 24, 2020
Requested Time: 10:00 a.m. Eastern Time

Ladies and Gentlemen:

Investar Holding Corporation requests that the United States Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

Please contact Geoffrey S. Kay of Fenimore, Kay, Harrison & Ford LLP at (512) 583-5909 with any questions that you may have regarding this request. In addition, please notify Mr. Kay by telephone when this request for acceleration has been granted.

Sincerely,

INVESTAR HOLDING CORPORATION

By:	/s/ Christopher L. Hufft
Name:	Christopher L. Hufft
Title:	Executive Vice President and Chief Financial Officer